Item 77M - SunAmerica Income Funds

On June 2, 2014, the Board of Trustees of the
Registrant approved an Agreement and Plan of Reorganization pursuant to which the SunAmerica
GNMA Fund, a series of the Registrant, would transfer all of its assets to the SunAmerica U.S.
Government Securities Fund, also a series of the Registrant, in exchange solely for the assumption of Class A, Class B and Class C shares of the
SunAmerica U.S. Government Securities Fund, which shares would be distributed by the SunAmerica GNMA Fund to the holders of its shares in complete liquidation thereof (the "GNMA
Reorganization").  On October 16, 2014,
shareholders of the SunAmerica GNMA Fund approved the Agreement and Plan of Reorganization, and the GNMA Reorganization was consummated on November 10, 2014.